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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*


                              NS&L Bancorp, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   62937R108
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                                (CUSIP Number)

                               October 13, 2000
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            (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ] Rule 13d-1(b)

        [ X ] Rule 13d-1(c)

        [   ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.   62937R108         Page 2 of 5 Pages
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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Guaranty Federal Bancshares, Inc.
    I.R.S. No. 43-1792717
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  |_|
(b)  |_|
         N/A
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

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              5     SOLE VOTING POWER
 Number of
  Shares            35,500

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 Beneficially 6     SHARED VOTING POWER
    Owned by
      Each          -0-

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 Reporting    7     SOLE DISPOSITIVE POWER
  Person
  With              35,500

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              8     SHARED DISPOSITIVE POWER

                    -0-

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 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        35,500
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 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

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 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.3%

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 12     TYPE OF REPORTING PERSON*
        CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 5 Pages



   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)  Name of Issuer:
              NS&L Bancorp, Inc.

   Item 1(b)  Address of Issuer's Principal Executive Offices:
              111 E. Main Street
              Neosha, MO   64850

   Item 2(a)  Name of Person Filing:
              Guaranty Federal Bancshares, Inc.

   Item 2(b)  Address of the Principal Offices:
              The principal business offices of the filer are located at 1341 W. Battlefield, Springfield, MO 65807

   Item 2(c)  Citizenship:
              The filer was organized and exists under the laws of the State of Delaware.

   Item 2(d)  Title of Class of Securities:
              Common Stock

   Item 2(e)  CUSIP Number:
              62937R108

   Item 3     If the Statement is being filed pursuant to Rule
              13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              Not applicable.

   Item 4     Ownership:

              (a) Amount Beneficially Owned: Filer has direct beneficial ownership of 35,500 shares of Common Stock.

               (b) Percent of Class:  5.3%

               (c) (i)   sole power to vote or to direct the vote:
                         Filer has sole power to vote or direct the vote of 35,500 shares of Common Stock

                   (ii)  shared power to vote or to direct the vote:  -0-
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                               Page 4 of 5 Pages


                   (iii) sole power to dispose or to direct the disposition
                         of:

                         Filer has sole power to dispose or to direct the disposition of the 35,000 shares of Common Stock noted in Item 4(c)(i) above.

                   (iv) shared power to dispose or to direct the disposition of: -0-

   Item 5   Ownership of Five Percent or Less of a Class:
            Not applicable.

   Item 6   Ownership of More than Five Percent on Behalf of Another
            Person:
            Not applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
            Not applicable.

   Item 8   Identification and Classification of Members of the Group:
            Not applicable.

   Item 9   Notice of Dissolution of a Group:
            Not applicable.

   Item 10  Certification:
            By signing below the undersigned certifies that, to the
            best of its knowledge and belief, the securities referred
            to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in and are not held connection with or as a participant in any transaction having that purpose or effect.
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                                   SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                            Guaranty Federal Bancshares,Inc.

                            By: /s/ James E. Haseltine
                                ----------------------
                            Name:   James E. Haseltine
Dated: October 20, 2000     Title:  President and Chief
                                    Executive Officer